UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F    ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

ZTO Express (Cayman) Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021, with the SEC on April 28, 2022, with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

ZTO Express (Cayman) Inc. is a company controlled by Mr. Meisong Lai, who holds 77.6% of the Company’s aggregate voting power as of March 31, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder other than Zto Lms Holding Limited, Alibaba Group Holding Limited, Zto Ljf Holding Limited and Zto Wjl Holding Limited beneficially owned more than 5% of the Company’s outstanding shares as of March 31, 2023.

•	Zto Lms Holding Limited is a British Virgin Islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust. Mr. Meisong Lai is the settlor of The LMS Family Trust, and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. As of March 31, 2023, Zto Lms Holding Limited beneficially owned 4,025,182 Class A ordinary shares and 206,100,000 Class B ordinary shares of the Company, representing 25.8% of the Company’s total outstanding shares and 77.6% of the Company’s aggregate voting power.

•	Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange and incorporated in the Cayman Islands (“AGHL”). Based on public disclosure made by AGHL and its shareholders, to the Company’s best knowledge, AGHL is not owned or controlled by a governmental entity of mainland China. As reported in a Schedule 13D filed on June 21, 2018, by AGHL, Alibaba ZT Investment Limited (“AZIL”), Cainiao Smart Logistics Investment Limited (“Cainiao”) and New Retail Strategic Opportunities Investments 2 Limited (“NRF”) in connection with their beneficial ownership in the Company: (i) AZIL is an indirectly wholly-owned special purpose subsidiary of AGHL; (ii) Cainiao is a majority owned indirect subsidiary of AGHL; (iii) NRF is 100% owned by New Retail Strategic Opportunities Fund, L.P. (“NRSF”), whose general partner in turn is New Retail Strategic Opportunities Fund GP, L.P. (“NRSF GP”). New Retail Strategic Opportunities GP Limited is the general partner of NRSF GP and an indirect wholly-owned subsidiary of AGHL; and (iv) Taobao China Holding Limited (“Taobao China”) is an indirect wholly-owned subsidiary of AGHL. Cainiao Smart Logistics Network (Hong Kong) Limited (“Cainiao Hong Kong”) is a majority owned indirect subsidiary of AGHL. AGHL is deemed to be the beneficial owner of 71,941,287 Class A ordinary shares of the Company held by AZIL, Cainiao, NRF, Taobao China and Cainiao HK. As of March 31, 2023, AGHL beneficially owned 8.8% of the Company’s total outstanding shares, which represents 2.7% of the Company’s aggregate voting power.

•	Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust. Mr. Jianfa Lai is the settlor of the LJF Family Trust, and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. As of March 31, 2023, Zto Ljf Holding Limited beneficially owned 66,219,041 Class A ordinary shares of the Company, representing 8.1% of the Company’s total outstanding shares and 2.5% of the Company’s aggregate voting power as of March 31, 2023.

•	Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust. Mr. Jilei Wang is the settlor of The WJL Family Trust, and the beneficiaries of the trust are Mr. Jilei Wang and his family members. As of March 31, 2023, Zto Wjl Holding Limited beneficially owned 42,087,263 Class A ordinary shares of the Company, representing 5.2% of the Company’s total outstanding shares and 1.6% of the Company’s aggregate voting power.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 20, 2023, for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: April 20, 2023